

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2015

Via E-mail
Mr. Randal J. Freitag
Executive Vice President and Chief Financial Officer
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, Pennsylvania 19087

> **Re:** **Lincoln National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 1-06028**

Dear Mr. Freitag:

We have limited our review to only your financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction; Executive Summary
Significant Operational Matters
Interest Rate Risk, page 37

1. In response to a question during your earnings conference call for the fourth quarter of 2014 you indicated that the impact of lowering your long-term rate assumption 50 basis point was roughly $125 million. Please address the following:
   - Clarify for us what would be impacted by $125 million. It is unclear to us whether this impact is an expected:
     - reduction in fair value of investments;
     - increase in loss recognition in terms of DAC recoverability or increase insurance reserves;

- o impact on your earnings for some period of time; or
- o some other measure.
- Tell us whether you have disclosed this information in your filing as the anticipated impact of a known trend or uncertainty or explain to us why this information is not required to be disclosed.

Notes to Consolidated Financial Statements
10. Goodwill and Specifically Identifiable Intangible Assets, page 150

2. Regarding your Life Insurance and Group Protection reporting units that failed the step 1 analysis as of October 1, 2013 and 2014 and your determination of no impairment under the step 2 analysis, please address the following:
   - Explain to us why no goodwill impairment resulted under step 2 in 2013 or 2014. In your response, elaborate on what "new business" represents as referenced in the last sentence in the second paragraph on page 48 under "Goodwill and Other Intangible Assets," and specifically how it enters into your determination of the fair value of your reporting units and the implied fair value of goodwill for your reporting units.
   - It appears that your reporting units are the same as your reporting segments. Please explain to us why you do not have reporting units at the component level below your reporting segments. See ASC 350-20-35-34.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant